SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                 Report on Form 6-K for the Month of April 2002
                               Dated April 2, 2002


                         Commission File Number 0-19379


                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)


                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                  Form 20-F  X               Form 40-F
                            ---                        ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                  Yes                        No  X
                      ---                       ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)


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

Exhibit 1 Banco Comercial Portugues, S.A. ("BCP") has announced that the 2001 dividend in the gross amount of 0.15 euro per share approved at the shareholders meeting held on March 18,2002 will be payable on April 15, 2002 to the holders of record of BCP shares on April 12, 2002.


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

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       BANCO COMERCIAL PORTUGUES, S.A.



                                       By: /s/ Antonio Rodrigues
                                           ------------------------------------
                                               Antonio Rodrigues
                                               Member of the Board of Directors



                                       By: /s/ Luis Gomes
                                           ------------------------------------
                                               Luis Gomes
                                               General Manager



Date: April 2, 2002


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